Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made on June 26, 2026 by and among HUB Cyber Security Ltd., a company organized under the laws of the State of Israel (“Buyer” or “HUBC”), and each of the holders of Notes (as defined below) that executes and delivers a Seller signature page to this Agreement (each, a “Seller” and, collectively, the “Sellers”). The Notes held by each Seller, such Seller’s Purchase Price and the number of Consideration Shares issuable to such Seller are set forth opposite such Seller’s name on Schedule A hereto. The obligations of the Sellers under this Agreement are several and not joint, and each reference in this Agreement to “Seller” means each Seller severally and solely with respect to itself and its Purchased Securities.

WHEREAS, each Seller is the holder of the senior subordinated convertible notes of Evofem Biosciences, Inc., a Delaware corporation (the “Company”) set forth opposite such Seller’s name on Schedule A hereto, which notes are convertible into shares of the Company’s common stock at a conversion price of $0.0154 per share (subject to adjustment) and the documentation for which is included and described on Appendix A hereto (with respect to each Seller, such Seller’s “Notes”); and

WHEREAS, each Seller desires to sell to Buyer, and Buyer desires to purchase from such Seller, all of such Seller’s Notes (with respect to each Seller, such Seller’s “Purchased Securities”) on the basis of the representations, warranties and agreements contained in this Agreement, and upon the terms but subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.	Purchase of Purchased Securities.

(a)	Purchase and Sale. At the Closing, subject to the terms and conditions of this Agreement, Buyer shall purchase from each Seller, and each Seller (severally and not jointly) shall sell, assign, transfer and convey to Buyer, all of such Seller’s right, title and interest in and to such Seller’s Purchased Securities, free and clear of all Liens (other than applicable state and federal securities laws and Liens (as defined below) created by or imposed by Buyer), against payment by Buyer of such Seller’s Purchase Price. Each Seller’s “Purchase Price” with respect to each Seller is the amount set forth opposite such Seller’s name on Schedule A hereto, payable solely in ordinary shares of HUBC or pre-funded warrants exercisable for ordinary shares of HUBC (collectively, with respect to each Seller, such Seller’s “Consideration Shares”), with the number of Consideration Shares issuable to such Seller equal to such Seller’s Purchase Price divided by $1.560 per share (the closing price of HUBC’s ordinary shares on the Nasdaq Stock Market on June 24, 2026) (the “Per Share Price”). Whether the Consideration Shares are issued in the form of ordinary shares or pre-funded warrants (or a combination thereof) shall be determined in accordance with Section 4 (Beneficial Ownership Limitation); provided, that the aggregate number of Consideration Shares (or any pre-funded warrants and the ordinary shares issuable upon exercise thereof) issued under this Agreement and all substantially concurrent agreements with other holders of the Company’s junior notes shall not exceed 40,000,000 HUBC ordinary shares. Each Seller’s Consideration Shares shall be issued and delivered to such Seller by Deposit/Withdrawal at Custodian (“DWAC”) in accordance with the instructions set forth on such Seller’s signature page. Buyer shall be obligated to fund each Seller’s Purchase Price at the Closing.

(b)	Closing. The closing of the purchase and sale of the Purchased Securities contemplated by this Agreement (the “Closing”) shall occur at such time and date designated by Buyer, but shall not occur later than June 29, 2026 (the “Closing Date”). All actions taken at the Closing shall be deemed to have occurred simultaneously.

(c)	Closing Deliveries. On the Closing Date, (i) Seller shall deliver the Purchased Securities, together with duly executed assignment and transfer documentation, to Buyer’s broker or custodian; and (ii) upon receipt thereof, Buyer shall issue and deliver the Consideration Shares to Seller as set forth in Section 1(a).

2.	Seller Representations and Warranties. Each Seller, severally and not jointly and solely with respect to itself and its Purchased Securities, hereby represents, warrants and covenants to Buyer as follows as of the date hereof and as of the Closing Date:

(a)	Seller has all requisite corporate power, legal capacity and authority to enter into this Agreement and to assume and perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by Seller and constitutes a valid and legally binding agreement of Seller enforceable against Seller in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)	Seller has good and valid title to the Purchased Securities free and clear of any lien, mortgage, security interest, pledge, option, charge or encumbrance of any kind (“Liens”) (other than restrictions under applicable state and federal securities laws, and Liens created or imposed by Buyer). Delivery of the Purchased Securities to Buyer will pass to Buyer good and valid title to the Purchased Securities, free and clear of Liens other than the foregoing. Seller has paid any and all amounts and charges due and owing to the Company with respect to the Purchased Securities, and there are no unpaid amounts or charges claimed to be due to the Company from Seller with respect to the Purchased Securities.

(c)	There is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency or self-regulatory organization or body pending or, to the knowledge of Seller, threatened against or affecting Seller that could reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations hereunder.

(d)	Except as otherwise expressly provided in this Agreement, no consent, approval, authorization, permit or waiver of, or notice to or filing with, any person or entity (including any governmental or quasi-governmental agency, commission, board, bureau or instrumentality) is necessary or required as to Seller in connection with the execution, delivery and performance by Seller of this Agreement and the sale by Seller of the Purchased Securities, or in order to constitute this Agreement a valid, binding and enforceable obligation of Seller in accordance with its terms.

(e)	Except as otherwise expressly provided in this Agreement, the execution and delivery by Seller of this Agreement, the sale by Seller of the Purchased Securities and the performance by Seller of its obligations under this Agreement do not and will not (i) result in a violation of the certificate of incorporation (including, without limitation, any certificate of designation contained therein), by-laws or certificate of incorporation of Seller, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under any agreement, indenture or instrument to which Seller is a party (including, without limitation, pursuant to any lock-up agreement, leak-out agreement or any other agreement with respect to the Purchased Securities to which Seller or any of its affiliates are a party), or (iii) violate or conflict with any law applicable to Seller, any order or judgment of any court or other agency of government applicable to Seller or any of Seller’s assets or any contractual restriction binding on or affecting Seller or any of Seller’s assets. None of the execution and delivery by Seller of this Agreement, the sale by Seller of the Purchased Securities and the performance by Seller of its obligations under this Agreement require Seller to obtain any consent, permit, waiver or other authorization or require Seller to provide any notice to or make any filing with any person or entity. Without limiting the generality of the foregoing, Seller hereby represents and warrants that the purchase and sale of the Purchased Securities are not restricted by any terms of any agreements between the Company and Seller.

(f)	Seller has taken no action that would give rise to any claim by any person for brokerage commissions, finder’s fees or similar payments relating to this Agreement or the transactions contemplated hereby.

(g)	Seller is not selling the Purchased Securities “on the basis of” (as defined in Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) any material, non-public information about the Purchased Securities or the Company.

(h)	Seller is not an “affiliate” (as defined in Rule 144) of Buyer or a holder of “control” (as defined in Israeli Companies Law, 5759-1999) (the “Companies Law”) of Buyer.

3.	Buyer Representations and Warranties. Buyer hereby represents and warrants to Seller as follows as of the date hereof:

(a)	Buyer is a company duly organized and validly existing under the laws of the State of Israel, with full corporate power and authority to enter into and perform this Agreement and to issue the Consideration Shares. This Agreement has been duly authorized, executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)	Buyer has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Purchased Securities and has, independently and without reliance upon Seller or any of Seller’s affiliates, employees or agents, and based on such information as Buyer has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that Buyer has relied upon Seller’s express representations, warranties and covenants in this Agreement. Buyer acknowledges that neither Seller nor any of Seller’s affiliates, employees or agents has given Buyer any investment advice, credit information or opinion on whether the purchase of the Purchased Securities is prudent, and that neither Seller nor any of its affiliates, employees or agents is acting as a fiduciary for or an advisor to Buyer in respect of this Agreement.

(c)	Buyer understands that the Purchased Securities are being offered and sold to it in reliance on the representations and warranties contained in this Section 3 and pursuant to a specific exemption from the registration requirements of United States federal and state securities laws.

(d)	Buyer is an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”), and is acquiring the Purchased Securities in a privately negotiated transaction exempt from the registration requirements of the Securities Act (Section 4(a)(2) and/or Regulation D), for its own account and for investment, and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring the Purchased Securities, has had access to such information regarding the Company and the Purchased Securities as it has requested, and is able to bear the economic risk of, and an entire loss of, its investment. Buyer understands that the Purchased Securities are “restricted securities,” have not been registered under the Securities Act or any state securities laws, and may not be resold except pursuant to an effective registration statement or an available exemption from registration (including Rule 144).

(e)	Buyer is not purchasing the Purchased Securities “on the basis of” (as defined in Rule 10b5-1 of the Exchange Act) any material, non-public information about the Purchased Securities or the Company.

(f)	The Consideration Shares are either (i) ordinary shares, no par value, of Buyer or (ii) pre-funded warrants to purchase ordinary shares of Buyer., in each case as determined pursuant to Section 4 (Beneficial Ownership Limitation). The Consideration Shares and/and, if applicable, the ordinary shares underlying the pre-funded warrants constituting Consideration Shares, have been duly authorized and, when issued and delivered against the Purchased Securities in accordance with this Agreement, will be validly issued, fully paid and non-assessable (or the equivalent under the Companies Law, free and clear of Liens other than restrictions on transfer arising under applicable securities laws (including restricted-security legends and Rule 144 resale conditions) and any lock-up agreed in writing. The Consideration Shares will be issued in reliance on exemptions from registration under the Securities Act (Section 4(a)(2) and/or Regulation D) and will be “restricted securities.”

4.	Beneficial Ownership Limitation. Notwithstanding anything to the contrary contained herein, the number of ordinary shares of Buyer issuable to Seller upon this Agreement or upon exercise of any pre-funded warrants issued hereunder shall be limited to the extent necessary so that, after giving effect thereto, the aggregate number of ordinary shares of Buyer beneficially owned by Seller and its Affiliates (as defined in Rule 13d-3 of the Exchange Act) or “held” (as defined for purposes the Companies Law) does not exceed 4.99% of the number of ordinary shares of Buyer outstanding immediately after giving effect to such issuance (the “Beneficial Ownership Limitation”). For purposes of this Section 4, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, and holdings shall be calculated in accordance with the Companies Law, as applicable (with the higher result governing any determination hereunder). To the extent that the Beneficial Ownership Limitation would be exceeded on the Closing Date by the issuance of Consideration Shares, the portion of the Consideration Shares that would otherwise cause Seller to exceed the Beneficial Ownership Limitation shall be issued in the form of pre-funded warrants exercisable for ordinary shares of Buyer (with an exercise price of $0.001 per share), which pre-funded warrants shall not be exercisable to the extent that such exercise would cause Seller and its Affiliates to exceed the Beneficial Ownership Limitation. For the avoidance of doubt, if the Beneficial Ownership Limitation is exceeded prior to the Closing, then all the Consideration Shares issuable to Seller hereunder shall be issued in the form of pre-funded warrants escribed above. The provisions of this Section 4 shall be construed, corrected and implemented in a manner consistent with the intent of the parties to limit the beneficial ownership of Buyer’s ordinary shares by Seller to the Beneficial Ownership Limitation, and neither this Section 4 nor any portion hereof shall be interpreted otherwise.

5.	Shareholder Approval. As soon as reasonably practicable following the Closing, Buyer shall call, and shall use its reasonable best efforts to convene and hold, a meeting of its shareholders (and to solicit and obtain the approval of its shareholders) for the purpose of approving (i) the full exercise of the pre-funded warrants issued pursuant to this Agreement (in the form attached hereto as Appendix B, the “Pre-Funded Warrants”) and the issuance of all ordinary shares of Buyer issuable upon the exercise thereof, and (ii) an increase in Buyer’s authorized share capital in an amount sufficient to permit such issuance in full (collectively, the “Shareholder Approval”). Upon the receipt of the Shareholder Approval, the 4.99% beneficial-ownership limitation applicable to the Pre-Funded Warrants shall automatically be lifted and shall cease to apply, and the Pre-Funded Warrants shall thereafter be exercisable in full without regard to such limitation, in accordance with their terms.

6.	Payment of Expenses. Each party hereto shall be liable for its own costs and expenses in connection with the transactions contemplated hereby.

7.	Notices. All communications hereunder shall be emailed and confirmed to the parties hereto as follows:

If to Buyer:

HUB Cyber Security Ltd.

30 Hacharoshet Street

Or Yehuda, Israel

Attention: Tuvia Grossman, Chief Legal Officer

Email: [*]

with copies (which shall not constitute notice) to:

Honigman LLP

660 Woodward Avenue, Suite 2290

Detroit, Michigan 48226

Attention: Michael J. Rosenberg

Email: MRosenberg@honigman.com

and

Goldfarb Gross Seligman & Co.

98 Yigal Alon Street

Tel Aviv 6789141, Israel

Attention: Adam Klein

Email: adam.klein@goldfarb.com

If to Seller:

To each Seller, at the email address and other contact information set forth on such Seller’s signature page hereto.

Any party hereto may change the email address for receipt of communications by giving email notice to the other party.

8.	Governing Law; Submission to Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. EACH PARTY AGREES THAT ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING IN ANY WAY TO THIS AGREEMENT SHALL BE BROUGHT IN A U.S. FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITTING IN THE COUNTY, CITY, AND STATE OF NEW YORK. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO THE JURISDICTION OF SUCH COURT AND HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY DEFENSE OF AN INCONVENIENT FORUM OR A LACK OF PERSONAL JURISDICTION TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING AND ANY RIGHT OF JURISDICTION OR VENUE ON ACCOUNT OF THE PLACE OF RESIDENCE OR DOMICILE OF ANY PARTY HERETO. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

9.	Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among Buyer, Seller, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and contains the entire understanding of the parties with respect to such matters; except as specifically set forth herein, neither Seller nor Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision hereof may be amended or waived other than by an instrument in writing signed by the party against whom enforcement is sought.

10.	Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

11.	No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

12.	Further Assurances. Each party shall use its commercially reasonable efforts to do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

13.	Successors. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

[The remainder of this page is intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

BUYER:

HUB Cyber Security Ltd.

By:
Name:
Title:

By:
Name:
Title:

SELLER SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT

By executing and delivering this signature page, the undersigned (i) agrees to become a party to, and to be bound by, that certain Securities Purchase Agreement, dated as of ____________, 2026, by and among HUB Cyber Security Ltd. and the Sellers party thereto (the “Agreement”), as a “Seller” thereunder; (ii) adopts and agrees to be bound by Schedule A to the Agreement, including the Notes, Purchase Price and Consideration Shares set forth opposite its name therein; and (iii) makes, as of the date hereof and as of the Closing Date, the representations, warranties and covenants of a Seller set forth in the Agreement, severally and not jointly and solely with respect to itself and its Purchased Securities; and (iv) represents and warrants that the number of ordinary shares of HUB Cyber Security Ltd. beneficially owned or held, directly or indirectly, by the undersigned, together with its affiliates and any other persons acting in concert with the undersigned (within the meaning of Section 13(d) of the Exchange Act and the Israeli Companies Law, 1999), as of the date hereof is the number set forth below, undertakes to notify Buyer in writing promptly (and in any event prior to the Closing) of any change in such number, and covenants that it shall not increase such holdings prior to the Closing without Buyer’s prior written consent. Capitalized terms used but not otherwise defined herein have the meanings given them in the Agreement.

SELLER:

By:
Name:
Title:

Email for notices:

Address for notices:

Ordinary shares of HUB Cyber Security Ltd. held, directly or indirectly, by the Seller and its affiliates and persons acting in concert, as of the date hereof: ______________________________

Seller’s DWAC instructions to Buyer:

SCHEDULE A

APPENDIX A

Attached hereto are true, correct and complete copies of the following (collectively, the “Note Documents”): (i) each promissory note evidencing the Notes; (ii) the securities purchase agreement and related subscription documents pursuant to which the Notes were issued, in each case as amended, restated, supplemented or otherwise modified through the date hereof; and (iii) a schedule of the record holders of the Notes, setting forth the outstanding principal amount held by each, which evidences Seller’s ownership of the Purchased Securities.

APPENDIX B

FORM OF PRE-FUNDED WARRANT